_____

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of the Bank's

Series No. 779

U.S.$100,000,000 0.155 percent Notes due February 28, 2023

Filed pursuant to Rule 3 of Regulation IA

Dated: February 12, 2021

_____

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issuance by the Bank of U.S.$100,000,000 0.155 percent Notes due February 28, 2023, Series No. 779 (the "Notes") under the Bank's Global Debt Program (the "Program"). The Notes are being issued pursuant to: the Prospectus dated July 28, 2020 (the "Prospectus") and the Standard Provisions dated July 28, 2020 (the "Standard Provisions") (both previously filed); and the Terms Agreement dated February 12, 2021 (the "Terms Agreement") and the Pricing Supplement dated February 12, 2021 (the "Pricing Supplement") (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1. Description of Securities

See cover page and pages 14 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2. Distribution of Securities

See pages 54 through 57 of the Prospectus; and the attached Terms Agreement.

Item 3. Distribution Spread

Price to the Public	Selling Discounts and Commission[1]	Proceeds to the Bank
Per Note: 100.00%	0.034%	99.966%
Total: U.S.$100,000,000.00	U.S.$34,000.00	U.S.$99,966,000.00

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3 above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

See page 5 of the Prospectus.

Item 7. Exhibits

(A) Opinion of the Chief Counsel (Corporate Legal Affairs Division) of the Bank as to the legality of the obligations, dated August 4, 2020
(B) Pricing Supplement
(C) Terms Agreement

---

1 The Bank has agreed to indemnify the Underwriters against certain liabilities.

August 4, 2020

To the Dealers appointed
 from time to time pursuant to a
 Terms Agreement or Appointment Agreement
 under the Global Debt Program of the
 Inter-American Development Bank

Ladies and Gentlemen:

I have participated in the proceedings of the Inter-American Development Bank (the "Bank") to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time (the "Program"), and to authorize the issue and sale of Notes thereunder (the "Notes") with reference to a Prospectus dated July 28, 2020 (as supplemented and amended from time to time, the "Prospectus"). In connection with such proceedings, I have examined, among other documents, the following:

1) The Agreement Establishing the Inter-American Development Bank (the "Bank Agreement") and the By-Laws of the Bank;

2) The Global Borrowing Authorization, Resolution DE-5/16, authorizing the issuance and sale of the Notes;

3) The Prospectus;

4) The Standard Provisions, dated as of July 28, 2020 (the "Standard Provisions");

5) The Amended and Restated Global Agency Agreement, dated as of July 28, 2020, between the Bank and Citibank, N.A., London Branch (the "Global Agency Agreement"); and

6) The Uniform Fiscal Agency Agreement, dated as of July 20, 2006, as amended, between the Bank and the Federal Reserve Bank of New York (the "FRBNY Fiscal Agency Agreement").

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a) The Bank is an international organization duly established and existing under the Bank Agreement;

b) The Bank has obtained all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the Notes;

c) The creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms;

d) Any applicable Terms Agreement or Appointment Agreement, as the case may be, as of its date, will be duly authorized, executed and delivered by the Bank;

e) Each of the Global Agency Agreement, and the FRBNY Fiscal Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank;

f) Under existing law, it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended, or to qualify an indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

While I assume no responsibility with respect to the statements in the Prospectus, nothing has come to my attention which has caused me to believe that the Prospectus, as of its date and as of the date hereof, and excluding the financial statements or other financial data, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus.

In rendering the foregoing opinion, I have relied, with respect to matters of New York law, upon the opinion of Sullivan & Cromwell LLP and, with respect to matters of English law, upon the opinion of Linklaters LLP, each delivered on the date hereof in accordance with the Standard Provisions. Also, I have assumed that signatures on all documents examined by me are genuine.

This letter is furnished by me as Chief Counsel (Corporate Legal Affairs Division) of the Bank to Dealers appointed from time to time under the Program and is solely for their benefit.

Very truly yours,



Alessandro Macrì
Chief Counsel
Corporate Legal Affairs Division

PRICING SUPPLEMENT

Inter-American Development Bank

Global Debt Program

Series No: 779

U.S.$100,000,000 0.155 percent Notes due February 28, 2023 (the "Notes")

Issue Price: 100.00 percent.

No application has been made to list the Notes on any stock exchange.

Morgan Stanley

The date of this Pricing Supplement is February 12, 2021.

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No.: 779
U.S.$100,000,000 0.155 percent Notes due February 28, 2023

4812-5915-5148 v.2

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions (the "Conditions") set forth in the Prospectus dated July 28, 2020 (the "Prospectus") (which for the avoidance of doubt does not constitute a prospectus for the purposes of Part VI of the United Kingdom ("UK") Financial Services and Markets Act 2000 or a base prospectus for the purposes of Regulation (EU) 2017/1129 (as amended, the "Prospectus Regulation") or the Prospectus Regulation as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 ("EUWA")). This Pricing Supplement must be read in conjunction with the Prospectus. This document is issued to give details of an issue by the Inter-American Development Bank (the "Bank") under its Global Debt Program and to provide information supplemental to the Prospectus. Complete information in respect of the Bank and this offer of the Notes is only available on the basis of the combination of this Pricing Supplement and the Prospectus.

UK MiFIR product governance / Retail investors, professional investors and ECPs target market – See "General Information—Additional Information Regarding the Notes—Matters relating to UK MiFIR" below.

Terms and Conditions

The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. Together with the applicable Conditions (as defined above), which are expressly incorporated hereto, these are the only terms that form part of the form of Notes for such issue.

1.	Series No.:	779
2.	Aggregate Principal Amount:	U.S.$100,000,000
3.	Issue Price:	U.S.$100,000,000, which is 100.00 percent of the Aggregate Principal Amount
4.	Issue Date:	February 18, 2021
5.	Form of Notes (Condition 1(a)):	Registered only
6.	Authorized Denomination(s) (Condition 1(b)):	U.S.$1,000 and integral multiples thereof
7.	Specified Currency (Condition 1(d)):	United States Dollars (U.S.$) being the lawful currency of the United States of America

2

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No.: 779
U.S.$100,000,000 0.155 percent Notes due February 28, 2023

4812-5915-5148 v.2

8.	Specified Principal Payment Currency (Conditions 1(d) and 7(h)):	U.S.$
9.	Specified Interest Payment Currency (Conditions 1(d) and 7(h)):	U.S.$
10.	Maturity Date (Condition 6(a); Fixed Interest Rate and Zero Coupon):	February 28, 2023
11.	Interest Basis (Condition 5):	Fixed Interest Rate (Condition 5(I))
12.	Interest Commencement Date (Condition 5(III)):	Issue Date
13.	Fixed Interest Rate (Condition 5(I)):	
	(a) Interest Rate:	0.155 percent per annum
	(b) Fixed Rate Interest Payment Date(s):	Semi-annually in arrear on February 28 and August 28 in each year, commencing with a long first coupon on August 28, 2021, up to and including the Maturity Date.
		Each Fixed Rate Interest Payment Date is subject to the Following Business Day Convention, but with no adjustment to the amount of interest otherwise calculated.
	(c) Business Day Convention:	Following Business Day Convention
	(d) Fixed Rate Day Count Fraction(s):	30/360
14.	Relevant Financial Center:	New York and London
15.	Relevant Business Day:	New York and London

3

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No.: 779
U.S.$100,000,000 0.155 percent Notes due February 28, 2023

4812-5915-5148 v.2

16.	Issuer's Optional Redemption (Condition 6(e)):	No

17.	Redemption at the Option of the Noteholders (Condition 6(f)):	No

18.	Governing Law:	New York

Other Relevant Terms

1. Listing (if yes, specify Stock Exchange): None

2. Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures: The Depository Trust Company (DTC); Euroclear Bank SA/NV and/or Clearstream Banking, S.A.

3. Syndicated: No

4. Commissions and Concessions: 0.034% of the Aggregate Principal Amount.

5. Codes:

    (a) Common Code: 230503583

    (b) CUSIP: 45818WCY0

    (c) ISIN: US45818WCY03

6. Identity of Dealer: Morgan Stanley & Co. International plc

7. Provisions for Registered Notes:

    (a) Individual Definitive Registered Notes Available on Issue Date: No

4

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No.: 779
U.S.$100,000,000 0.155 percent Notes due February 28, 2023

4812-5915-5148 v.2

<table>
<tr><td>(b)</td><td>DTC Global Note(s):</td><td>Yes, issued in accordance with the Amended and Restated Global Agency Agreement, dated as of July 28, 2020, between the Bank, Citibank, N.A., London Branch as Global Agent, and the other parties thereto.</td></tr>
<tr><td>(c)</td><td>Other Registered Global Notes:</td><td>No</td></tr>
</table>

8. Intended to be held in a manner which would allow Eurosystem eligibility: Not Applicable

9. Selling Restrictions

(a) United States: Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.

(b) United Kingdom: The Dealer represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

4812-5915-5148 v.2

(c) Singapore:	In the case of the Notes being offered into Singapore in a primary or subsequent distribution, and solely for the purposes of its obligations pursuant to Section 309B of the Securities and Futures Act (Chapter 289 of Singapore) (the "SFA"), the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the Notes are "prescribed capital markets products" (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
(d) General:	No action has been or will be taken by the Issuer that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the Dealer agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

General Information

Additional Information Regarding the Notes

1.   Matters relating to UK MiFIR

The Bank does not fall under the scope of application of the UK MiFIR regime. Consequently, the Bank does not qualify as an "investment firm", "manufacturer" or "distributor" for the purposes of UK MiFIR.

UK MiFIR product governance / Retail investors, professional investors and ECPs target market – Solely for the purposes of the UK manufacturer's product approval

6

4812-5915-5148 v.2

process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is retail clients, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of UK domestic law by virtue of the EUWA, eligible counterparties, as defined in COBS, and professional clients, as defined in UK MiFIR; (ii) all channels for distribution to eligible counterparties and professional clients are appropriate; and (iii) the following channels for distribution of the Notes to retail clients are appropriate: investment advice, portfolio management, non-advised sales and pure execution services, subject to the distributor's suitability and appropriateness obligations under COBS, as applicable. Any person subsequently offering, selling or recommending the Notes (a "distributor") should take into consideration the UK manufacturer's target market assessment; however, a distributor subject to the UK MiFIR Product Governance Rules is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the UK manufacturer's target market assessment) and determining appropriate distribution channels, subject to the distributor's suitability and appropriateness obligations under COBS, as applicable.

For the purposes of this provision, (i) the expression "UK manufacturer" means the Dealer, (ii) the expression "COBS" means the FCA Handbook Conduct of Business Sourcebook, (iii) the expression "UK MiFIR" means Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA, and (iv) the expression "UK MiFIR Product Governance Rules" means the FCA Handbook Product Intervention and Product Governance Sourcebook.

INTER-AMERICAN DEVELOPMENT BANK



By: _____
Name: Gustavo Alberto De Rosa
Title: Vice President for Finance and
Administration & Chief Financial Officer and
General Manager, Finance Department

4812-5915-5148 v.2

Exhibit C
EXECUTION VERSION

TERMS AGREEMENT NO. 779 UNDER
THE PROGRAM

February 12, 2021

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577

The undersigned agrees to purchase from you (the "<u>Bank</u>") the Bank's U.S.$100,000,000 0.155 percent Notes due February 28, 2023 (the "<u>Notes</u>") described in the Pricing Supplement related thereto, dated as of the date hereof (the "<u>Pricing Supplement</u>"), at 9:00 a.m. New York time on February 18, 2021 (the "<u>Settlement Date</u>"), at an aggregate purchase price of U.S.$99,966,000, as set forth below, on the terms set forth herein and in the Standard Provisions, dated as of July 28, 2020, relating to the issuance of Notes by the Bank (the "<u>Standard Provisions</u>"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein, and the term "<u>Time of Sale</u>" refers to February 10, 2021, 5:09 p.m. London time. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the documents referred to in Section 6(b) of the Standard Provisions.

Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1.   The Bank agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the aggregate purchase price specified above, calculated as follows: issue price of 100 percent of the aggregate principal amount

(U.S.$100,000,000) less a combined management and underwriting commission and selling concession of 0.034 percent of the aggregate principal amount (U.S.$34,000). For the avoidance of doubt, the Managers' aggregate purchase price after the above adjustment is U.S.$99,966,000.

2.   Payment for the Notes shall be made on the Settlement Date by the Dealer named below to Citibank, N.A., London office, as custodian for Cede & Co. as nominee for The Depository Trust Company, for transfer in immediately available funds to an account designated by the Bank.

3.   The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the following documents which it has requested:

- a copy of the Prospectus and each of the Fed Fiscal Agency Agreement and the Global Agency Agreement, duly executed by the parties thereto; and

- a copy of each of the most recently delivered documents referred to in Section 6(a) (other than the letter referred to in Section 6(a)(vi)) or 6(b), as applicable, of the Standard Provisions.

4.   In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5.   The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

6.   For purposes hereof, the notice details of the undersigned are as follows:

FOR THE BANK:

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577
Attention: Finance Department
               Cash Management and Settlements Group
Telephone: (202) 623-3131

SWIFT: IADB US3W
Email: FIN_CMO@IADB.ORG

FOR THE DEALER:

Morgan Stanley & Co. International plc
25 Cabot Square
Canary Wharf
London E14 4QA
United Kingdom
Attention: Head of Transaction Management Group,
              Global Capital Markets
Telephone: +44 (0) 20 7677 4799
Facsimile: +44 (0) 20 7056 4984
Email: tmglondon@morganstanley.com

7.   For the purposes of this Terms Agreement, Section 14 of the Standard Provisions is hereby replaced in its entirety with the following

(a)   Notwithstanding and to the exclusion of any other term of the Standard Provisions or this Terms Agreement or any other agreements, arrangements, or understandings between the Bank, on the one hand, and any EU Foreign Dealer, on the other, the Bank acknowledges and accepts that a BRRD Liability arising under the Standard Provisions and/or this Terms Agreement may be subject to the exercise of Bail-in Powers by the Relevant Resolution Authority, and acknowledges, accepts, and agrees to be bound by:

(i)   the effect of the exercise of any Bail-in Powers by the Relevant Resolution Authority in relation to any BRRD Liability of any EU Foreign Dealer to the Bank under the Standard Provisions and/or this Terms Agreement, that (without limitation) may include and result in any of the following, or some combination thereof: (A) the reduction of all, or a portion, of the BRRD Liability or outstanding amounts due thereon; (B) the conversion of all, or a portion, of the BRRD Liability into shares, other securities or other obligations of the relevant EU Foreign Dealer or another person and the issue to or conferral on the Bank, as applicable, of such shares, securities or obligations; (C) the cancellation of the BRRD Liability; and/or (D) the amendment or alteration of any interest, if applicable, thereon, the maturity or the dates on which any payments are due, including by suspending payment for a temporary period; and

(ii)   the variation of the terms of the Standard Provisions or this Terms Agreement relating to such BRRD Liability, as deemed necessary by the Relevant Resolution Authority, to give effect to the exercise of Bail-in Powers by the Relevant Resolution Authority.

(iii) As used in this Terms Agreement:

(A)   "Bail-in Legislation" means, in relation to any member state of the European Economic Area which has implemented, or which at any time implements, the BRRD, the relevant implementing law, regulation, rule or requirement as described in the EU Bail-in Legislation Schedule from time to time;

(B)   "Bail-in Powers" means, any Write-down and Conversion Powers as defined in the EU Bail-in Legislation Schedule, in relation to the relevant Bail-in Legislation;

(C)   "BRRD" means Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms;

(D)   "BRRD Liability" means a liability in respect of which the relevant Write-down and Conversion Powers in the applicable Bail-in Legislation may be exercised;

(E)   "EU Bail-in Legislation Schedule" means the document described as such, then in effect, and published by the Loan Market Association (or any successor person) from time to time at https://www.lma.eu.com/documents-guidelines/eu-bail-legislation-schedule;

(F)   "EU Foreign Dealer" means each Dealer which qualifies as an institution or entity referred to in paragraphs (a), (b), (c) or (d) of Article 1(1) of Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms, as implemented in the Bail-in Legislation; and

(G)   "Relevant Resolution Authority" means the resolution authority with the ability to exercise any Bail-in Powers in relation to the relevant EU Foreign Dealer.

(b)   Notwithstanding and to the exclusion of any other term of the Standard Provisions or this Terms Agreement or any other agreements, arrangements, or understandings between the Bank, on the one hand, and any UK Foreign Dealer, on the other, the Bank acknowledges and accepts that a UK Bail-in Liability arising under the Standard Provisions and/or this Terms Agreement may be subject to the exercise of UK Bail-in Powers by the relevant United Kingdom ("UK") resolution authority, and acknowledges, accepts, and agrees to be bound by:

  (i)   the effect of the exercise of UK Bail-in Powers by the relevant UK resolution authority in relation to any UK Bail-in Liability of any UK Foreign Dealer to the Bank under the Standard Provisions and/or this Terms Agreement, that (without limitation) may include and result in any of the following, or some combination thereof: (A) the reduction of all, or a portion,

-4-

of the UK Bail-in Liability or outstanding amounts due thereon; (B) the conversion of all, or a portion, of the UK Bail-in Liability into shares, other securities or other obligations of any UK Foreign Dealer or another person, and the issue to or conferral on the Bank, as applicable, of such shares, securities or obligations; (C) the cancellation of the UK Bail-in Liability; or (D) the amendment or alteration of any interest, if applicable, thereon, the maturity or the dates on which any payments are due, including by suspending payment for a temporary period; and

(ii)   the variation of the terms of the Standard Provisions or this Terms Agreement, as deemed necessary by the relevant UK resolution authority, to give effect to the exercise of UK Bail-in Powers by the relevant UK resolution authority.

(iii)   As used in this Terms Agreement:

(A)   "UK Bail-in Legislation" means Part I of the UK Banking Act 2009 and any other law or regulation applicable in the UK relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (otherwise than through liquidation, administration or other insolvency proceedings).

(B)   "UK Bail-in Liability" means a liability in respect of which the UK Bail-in Powers may be exercised.

(C)   "UK Bail-in Powers" means the powers under the UK Bail-in Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or affiliate of a bank or investment firm, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability.

(D)   "UK Foreign Dealer" means each Dealer which qualifies as an institution or entity subject to UK Bail-in Powers.

8.   To complement the selling restrictions contained in exhibit D to the Standard Provisions, the undersigned hereby:

(a)   Acknowledges that: (A) under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended, and (B) no action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any

-5-

jurisdiction where action for that purpose is required. Accordingly, the undersigned agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

(b) Represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

(c) Acknowledges that: In the case of the Notes being offered into Singapore in a primary or subsequent distribution, and solely for the purposes of its obligations pursuant to Section 309B of the Securities and Futures Act (Chapter 289 of Singapore) (the "SFA"), the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the Notes are "prescribed capital markets products" (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

9. The undersigned and the Bank acknowledge that the Bank does not fall under the scope of application of the UK MiFIR regime. Consequently, the Bank does not qualify as an "investment firm", "manufacturer" or "distributor" for the purposes of UK MiFIR.

Solely for the purposes of the requirements of 3.2.7R of the FCA Handbook Product Intervention and Product Governance Sourcebook (the "UK MiFIR Product Governance Rules") regarding the mutual responsibilities of manufacturers under the UK MiFIR Product Governance Rules, the Dealer acknowledges that it understands the responsibilities conferred upon it under the UK MiFIR Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Pricing Supplement and any other announcements in connection with the Notes.

For the purposes of this provision, the expression "UK MiFIR" means Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

For the avoidance of doubt, nothing in this Terms Agreement or any other agreements, arrangements, or understanding between the undersigned and the Bank shall operate as or be construed to constitute a waiver, renunciation or any other modification of any privilege or immunity of the Bank or its employees under the *Agreement Establishing the Inter-American Development Bank*, international law or other applicable law.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.

4851-6006-4220 v.2

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

MORGAN STANLEY & CO. INTERNATIONAL PLC

By: _____

     Name: Kathryn McArdle
     Title: Vice President

CONFIRMED AND ACCEPTED, as of the date first written above:

INTER-AMERICAN DEVELOPMENT BANK

By: _____

     Name: Gustavo Alberto De Rosa
     Title: Vice President for Finance and Administration & Chief Financial Officer and General Manager, Finance Department